EXHIBIT 12.3
SOUTHERN CALIFORNIA GAS COMPANY
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(Dollars in millions)

	2009	2010	2011	2012	2013
Fixed Charges:
Interest	$74	$72	$77	$77	$76
Interest portion of annual rentals	1	2	1	1	1
Total fixed charges	75	74	78	78	77
Preferred stock dividends (1)	2	2	2	2	2
Combined fixed charges and preferred stock dividends for purpose of ratio	$77	$76	$80	$80	$79
Earnings:
Pretax income from continuing operations	$418	$463	$431	$369	$481
Add: Total fixed charges (from above)	75	74	78	78	77
Less: Interest capitalized	1	1	1	1	1
Total earnings for purpose of ratio	$492	$536	$508	$446	$557

Ratio of earnings to combined fixed charges and preferred stock dividends	6.39	7.05	6.35	5.58	7.05

Ratio of earnings to fixed charges	6.56	7.24	6.51	5.72	7.23

(1)	In computing this ratio, “Preferred stock dividends” represents the before-tax earnings necessary to pay such dividends, computed at the effective tax rates for the applicable periods.